Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

January 6, 2014

VIA E-mail and EDGAR

Amy W. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Wildermuth Endowment Strategy Fund Registration Statement filed on Form N-2 on September 13, 2013 File Nos. 333-191152 & 811-22888

Dear Ms. Miller:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via correspondence dated October 11, 2013 relating to the Registration Statement on Form N-2 of Wildermuth Endowment Strategy Fund (the “Fund”) filed on September 13, 2013. The Fund has filed today pre-effective amendment no. 1 (“Amendment No. 1”) to the Registration Statement via EDGAR with the Commission. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

PROSPECTUS

Prospectus Summary – Investment Objectives and Policies (Pages 1-2)

Comment #1

The disclosure in the Prospectus Summary uses a number of confusing, and sometimes overlapping terms, to describe the Fund’s investments. For example, “hedge funds,” “non-traded real estate investment trusts,” “private equity investments,” “commodity pools,” “other private pooled investment vehicles,” “Absolute Return Funds,” “unregistered private funds,” “REIT Subsidiary” and “Underlying Funds.”

a)	Please revise this section to provide clear and discrete (not overlapping) terms for the Fund's investments.

U.S. Securities and Exchange Commission

January 6, 2014

b)	Also, please ensure that all such revisions are made consistent with the disclosure on Page 13, Investment Allocations and Portfolio Construction (as well as throughout the prospectus and Statement of Additional Information).

Response #1

The Fund has revised the Registration Statement in response to the above comment.

Comment #2

The Fund and its subsidiaries appear to intend to invest significantly in the securities of other investment companies. Regarding the Fund’s investments in registered investment companies (i.e., open-end and closed-end funds, and ETFs), please explain to us how such investments will comply with Section 12(d)(1) of the Investment Company Act of 1940 (the “Investment Company Act”).

Response #2

The Fund confirms that it will rely on Section 12(d)(1)(F) of the Investment Company Act and Rule 12d1-3 thereunder. Accordingly, the Fund will not purchase more than 3% of the total outstanding voting stock of any registered investment company unless it is able to do so in reliance upon an exemptive order for such investment company that permits investments in excess of the 3% limit.

Comment #3

It also appears that the Fund may invest a substantial amount of its assets in hedge funds (i.e., unregistered investment companies).

a)	Please state the Fund's investment limit in hedge funds.

b)	If the Fund intends to invest substantially in hedge funds, please disclose the Fund’s policy in this respect in the Prospectus Summary.

c)	Additionally, the Cover Page should prominently disclose all of the principal risks to investors of investing in the Fund and in hedge funds. We recommend that the risk disclosure be in bold, using a bullet-point format.

i.	The risks should address the lack of transparency of hedge fund investments and strategies; the fact that hedge funds may not have independent boards, do not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with other affiliates of the hedge fund; and state that information about the hedge funds is extremely limited, making it very difficult to value hedge funds.

U.S. Securities and Exchange Commission

January 6, 2014

ii.	Disclose that although the Fund will offer to repurchase shares on a quarterly basis, investors should not expect the Fund to repurchase more than 5% of shares outstanding, may be unable to sell their shares and thus reduce exposure on any market downturn, and may not have access to the money they invest for an indefinite period of time. Accordingly, an investment in the Fund may not be suitable for those who need access to the money they invest.

iii.	Disclose that investors should consider an investment to be illiquid and they should be able to afford a complete loss of investment.

Response #3

The Fund confirms that it is not a fund of hedge funds and does not intend to invest substantially in hedge funds. While the Fund may invest up to 15% of its assets in hedge funds under normal circumstances, the expectation is that the Fund’s investment in such funds will generally be lower than that, typically between 8 to 10%. As requested, the Fund has added its hedge fund investment limit to the Registration Statement. Please see pages 2 and 13 of Amendment No. 1. Because the Fund is not a fund of hedge funds, however, the Fund does not believe it would be appropriate to add all of the disclosures requested by the Staff or to add such disclosures in the manner requested. That said, the Fund has added additional disclosures regarding its hedge fund investments. Please see pages 2 and 13 of the prospectus and page 4 of the statement of additional information in Amendment No. 1.

Comment #4

If the Fund may invest a substantial amount of its assets in hedge funds, note that all registered fund of hedge funds have imposed a minimum initial investment requirement on their investors ranging from $25,000 up to $1 million, and that with respect to eligibility standards, such funds have restricted sales to investors that at a minimum satisfy the accredited investor standard. Please advise us why it would be appropriate for an investor who does not meet the definition of an accredited investor, or qualified purchaser, to invest in the Fund. In your correspondence, please discuss:

a)	the strategies pursued by the hedge funds in which the Fund intends to invest;

b)	the amount of information that will be available to investors in the Fund about the portfolio holdings and strategies of the hedge funds in which the Fund intends to invest;

U.S. Securities and Exchange Commission

January 6, 2014

c)	the restrictions imposed by the hedge funds themselves on who is qualified or suitable to purchase and hold shares of the hedge fund;

d)	how the Fund intends to value its investments in hedge funds in a manner that is consistent with the requirements of the Investment Company Act; and

e)	whether and how each of these aspects and risks of investing directly in hedge funds is mitigated or altered by investing indirectly in many hedge funds through the Fund.

Response #4

The Fund refers the Staff to its response to Comment 3. The Fund confirms that it is not a registered fund of hedge funds and accordingly it does not believe it would be appropriate to limit sales to accredited investors. While the Fund provides some exposure to hedge funds, the Fund submits that it does so as part of a portfolio diversified across asset classes. As noted above, however, the Fund has provided additional disclosures regarding its hedge fund investments, including disclosures regarding the potential strategies pursued by hedge funds that the Fund may invest in as well as hedge fund valuation. Please see pages 2 and 13 of the prospectus and page 4 of the statement of additional information in Amendment No. 1.

Comment #5

The Fund’s fundamental policy prohibits it from investing more than 25% of the market value of its investments in the securities of companies or entities engaged in any one industry. However, the Prospectus Summary states that the Fund may invest up to 35% in “real estate” (of which no more than 25% would be in direct real estate holdings). In addition, the prospectus states on Page 21 that “[t]he Fund does not have any investment restrictions with respect to investments in REITs.”

a)	Disclose clearly the Fund’s limit in investing in real estate, including REITs.

b)	If the Fund’s limit in investing in real estate, including REITs, is more than 25% of the Fund’s net assets, that would conflict with the Fund’s fundamental policy not to concentrate. Please reconcile by either revising the prospectus to state that the Fund’s investments in real estate will not exceed 25% of the Fund’s net assets (consistent with the Fund’s current concentration policy), or amend the Fund’s concentration policy to state that the Fund will concentrate in real estate.

U.S. Securities and Exchange Commission

January 6, 2014

Response #5

The Fund confirms that it may allocate up to 35% of its assets to real estate as an asset class and that real estate investments may include REITs, real estate funds, real estate limited partnerships or direct holdings of real property. Up to 100% of this allocation (or 35% of the Fund’s assets) may be in REITs.

With respect to its concentration policy, the Fund notes that it is its policy to rely on the Global Industry Classification System (GICS) Level 3 classification for REITs and Real Estate Management and Development. GICS Level 3 sub-categorizes REITs into Diversified REITs, Industrial REITs, Mortgage REITs, Office REITs, Residential REITs, Retail REITs, and Specialized REITs and sub-categorizes Real Estate Management and Development into Diversified Real Estate Activities, Real Estate Operating Companies, Real Estate Development and Real Estate Services. The concentration policy for the Fund considers each of these REIT and Real Estate Management and Development sub-categories to be separate industries and the Fund may not invest more than 25% of its total assets in any single REIT or Real Estate Management and Development sub-category. Real estate funds and real estate limited partnerships are categorized similar to REITs. Additionally, the Fund may categorize direct real estate holdings depending upon the property’s use (for example, oil and gas, metals & mining or paper & forest products). The Fund has revised the Registration Statement in response to the above comment, as set forth below:

For purposes of determining whether the Fund is concentrating in a particular industry, under the 1940 Act, due to its investments in real estate investments, including REITs, real estate funds and real estate limited partnerships, it is the Fund’s policy that the Fund will not be considered to be concentrating in the real estate industry unless the Fund has invested more than 25% of its total assets, at the time of investment, in any single REIT classification or the Real Estate Management and Development classification provided by the Global Industry Classification System (“GICS”), a commonly used industry classification system. As currently defined by GICS, the REIT classifications are: Diversified REITs, Industrial REITs, Mortgage REITs, Office REITs, Residential REITs, Retail REITs, and Specialized REITs. Real estate funds and real estate limited partnerships will be classified in these categories based upon which REIT classification they most closely resemble. Additionally, the Fund may categorize direct real estate holdings depending upon the property’s use (for example, oil and gas, metals & mining or paper & forest products).

Please see pages 2 and 13 of Amendment No. 1.

U.S. Securities and Exchange Commission

January 6, 2014

Comment #6

Please describe the structure for the “REIT Subsidiary.” For example, is it wholly-owned by the Fund? Who advises the REIT Subsidiary?

Response #6

The REIT Subsidiary is expected to be organized as a Maryland corporation and the Fund confirms that the REIT Subsidiary will be “wholly-owned” by the Fund as such term is defined under Section 2(a)(43) of the Investment Company Act; however, in compliance with Section 856(a) of the Internal Revenue Code of 1986, as amended, the REIT Subsidiary will have a total of at least 100 stockholders in order to qualify as a REIT. The REIT Subsidiary will be advised by the Wildermuth Advisory, LLC, the Fund’s investment adviser. Additionally disclosure regarding the REIT Subsidiary has been added to the Fund’s Statement of Additional Information.

While the Fund generally intends to make direct investments in real estate through the REIT Subsidiary, the Fund does not anticipate making such investments in the early stages of the Fund. The Fund does not expect to make direct investments in real estate until the Fund’s asset base is sufficiently large to make such investments attractive in the opinion of the Fund’s Adviser.

U.S. Securities and Exchange Commission

January 6, 2014

Comment #7

The prospectus discloses that the Fund may invest up to 50% of its total assets in derivative instruments.

a)	Please confirm that the notional value of derivatives will not be used for purposes of calculating the management fee, and explain how the Fund intends to cover its derivative positions.

b)	Please note that when investing in derivatives, the Fund must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). In 2011, the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). In addition, please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. See also Letter from B. Miller to ICI, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010) (the “ICI Letter”).

Response #7

The Fund confirms that the notional value of derivatives instruments held by the Fund or the Cayman subsidiary will not be used for purposes of calculating the management fee paid to the Adviser. The Fund intends either to maintain a segregated account of cash or liquid assets or to "cover its derivative positions" as consistent with Investment Company Act Release No. 10666 (Apr. 18, 1979) and Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987). Further, the Fund confirms that the derivatives disclosure has been prepared in light of the ICI Letter.

Comment #8

The prospectus says the Fund may invest up to 25% of its total assets in a wholly-owned Cayman subsidiary (the “Subsidiary”). In your correspondence, please:

a)	Confirm that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary;

b)	Confirm that Wildermuth Advisory, LLC, the adviser to the Subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Note that the investment advisory agreement between the Subsidiary and Wildermuth Advisory, LLC, is a material contract that should be included as an exhibit to the Fund’s registration statement;

U.S. Securities and Exchange Commission

January 6, 2014

c)	Confirm that the Cayman subsidiary complies with provisions relating to affiliated transactions and custody (Section 17), and identify its custodian;

d)	Confirm that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; (4) the Subsidiary’s financial statements will be audited and filed with a regulatory body such as the U.S. Securities and Exchange Commission; (5) the Subsidiary will have the same custodian and independent accountant as the Fund; and (6) the Subsidiary’s officers and its board of directors will sign the Fund’s registration statement; and

e)	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Cayman subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response #8

a)	The Fund confirms that the Subsidiary will comply with Sections 8 and 18 of the Investment Company Act when viewed on a consolidated basis with the Fund. The Fund notes that the Subsidiary, however, may invest in commodity futures contracts without limitation.

b)	The Fund confirms that Subsidiary’s investment advisory contract will comply with the requirements of Section 15(a) of the Investment Company Act. The Fund intends to file the Subsidiary’s investment advisory contract as an exhibit to its Registration Statement.

c)	The Fund confirms that the Subsidiary will comply with the provisions of Section 17 of the Investment Company Act relating to affiliated transactions and custody. The custodian for the Subsidiary will be Union Bank, N.A. which is the same as the Fund.

U.S. Securities and Exchange Commission

January 6, 2014

d)	The Fund confirms that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff; (4) the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements which are filed with the U.S. Securities and Exchange Commission, however, the Subsidiary will not be audited as a separate entity; (5) the Subsidiary will have the same custodian and independent accountant as the Fund, however, as noted previously, the Subsidiary will not be audited as a separate entity; and (6) the Subsidiary’s officers and its board of directors will sign the Fund’s registration statement and all post-effective amendments.

e)	The Fund has revised the Registration Statement in response to the above comment. Please see page 14 of Amendment No. 1 containing the following disclosure:

To qualify for the tax treatment available to regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"), the Fund must derive at least 90% of its gross income for each taxable year from sources treated as "qualifying income." Income derived from direct investments in commodities is not "qualifying income." The IRS has issued private letter rulings concluding that income derived by a regulated investment company from a wholly owned subsidiary, such as the Cayman Subsidiary, that invests in commodities and commodity-linked derivatives constitutes "qualifying income." Each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent. The Fund has not applied for or received such a ruling from the IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings. The Fund intends to take the position that income from its investments in the Cayman Subsidiary will constitute "qualifying income," even though the Cayman Subsidiary may not distribute all of its income and gains that are included in the Fund's income for U.S. federal income tax purposes. The Fund has not sought an opinion of the Fund's counsel regarding this position.

Prospectus Summary – Investor Suitability (Page 2)

Comment #9

Please revise this section to more fully describe the types of investor for whom the Fund is appropriate. In revising this section, please see our earlier comment with respect to investor eligibility standards.

Response #9

The Fund refers the Staff to its response to Comment 3. As the Fund is not a fund of hedge funds, the Fund believes that the current investor suitability disclosure is sufficient.

U.S. Securities and Exchange Commission

January 6, 2014

Prospectus Summary – Investment Adviser and Fee (Page 7-8)

Comment #10

The prospectus states that the Expense Limitation Agreement will remain in effect “for at least one year from the effective date.” Please add “of the prospectus.”

Response #10

The Fund has revised the Registration Statement in response to the above comment. Please see pages 9, 11 and 36 of Amendment No. 1.

Prospectus Summary – Investment Objectives and Policies (Page 8)

Comment #11

This section discusses the Distribution Policy. Please explain that such distributions may include a return of capital (see Page 36), which represents a return of a portion of shareholder’s original investment. Also, please explain that although a return of capital will generally not be taxable, it would reduce the shareholder’s cost basis in shares and may result in higher capital gains taxes, or a lower capital loss, when shares are sold.

Response #11

The Fund has revised the Registration Statement in response to the above comment. Please see pages 9 and 42 of Amendment No. 1.

Prospectus Summary – Summary of Fund Expenses (Pages 8-9)

Comment #12

Please disclose the Contingent Deferred Sales Charge referenced in FN 1 as a caption in the Fee Table. Please also disclose the $15 wire transfer fee as a caption in the Fee Table.

Response #12

The Fund confirms that there is no Contingent Deferred Sales Charge and, accordingly, has removed reference to such charge in footnote 1 as well as elsewhere in the Registration Statement. With respect to the wire transfer fee, the Fund has revised the Registration Statement in response to the above comment. Please see pages 10 and 11 of Amendment No. 1.

U.S. Securities and Exchange Commission

January 6, 2014

Comment #13

Page 2 of the Summary Prospectus states that the Fund may borrow up to 33% of the Fund’s assets. Please confirm that any estimated interest on borrowing will be included in the Fee Table.

Response #13

The Fund confirms that any estimated interest on borrowing will be included in the Fee Table.

Comment #14

Please advise us whether FINRA has reviewed and approved the terms of the underwriting agreement and the Fund’s Maximum Sales Load.

Response #14

The Fund confirms that it is a closed-end interval fund that will satisfy the requirements of Rule 23c3-3(b) under the Investment Company Act. As a result, the Fund is exempt from having to complete a filing under FINRA Rule 5110 (the “Corporate Financing Rule”) pursuant to paragraph (b)(8)(C) of the Corporate Financing Rule.

Prospectus Summary – Use of Proceeds (Page 10)

Comment #15

This section states that the net proceeds of the continuous offering of shares will be invested “as soon as practicable” after receipt by the Fund. Please disclose how long it will take to invest all or substantially all of the proceeds. If the Fund expects the investment period to exceed three months, the reason for the delay should be stated. See Guide 1 to Form N-2.

Response #15

The Fund has revised the Registration Statement in response to the above comment. Please see page 12 of Amendment No. 1.

Investment Allocation and Portfolio Construction (Page 13)

Comment #16

The prospectus states that the Fund will pursue its investment objective by allocating its assets to a broad portfolio consisting primarily of the five performance-oriented asset classes, including “(5) Absolute Return Funds.” Although Absolute Return Funds invest in a number of asset classes, such Funds are not themselves an asset class. Please revise.

U.S. Securities and Exchange Commission

January 6, 2014

Response #16

The Fund respectfully declines to make the requested change. The Fund submits that many hedge funds, among them absolute return funds in particular, are designed to post completely different risk-and-return profiles than the traditional asset classes that those hedge funds may include in their portfolios. Because the risk-return profile of the hedge fund as a whole may be quite different from the risk-return profile of any individual asset or assets that the hedge fund may hold, the Fund believes these absolute return hedge funds and other absolute return investments, such as managed futures funds or mutual funds pursing an absolute return investment strategy, should be viewed as a separate asset class from the individual underlying assets that may be held by the hedge fund at any given time. Absolute return funds are generally designed with the goal of generating a reasonable percentage return each year, regardless of the state of the financial markets and do not correlate to the traditional asset classes.

Investment Adviser (Page 29)

Comment #17

The prospectus states that the Adviser is currently in the process of becoming registered with the SEC as an investment adviser. The Adviser must be registered before it may begin advising the Fund. Please advise us of the status of the Adviser’s registration.

Response #17

The Adviser filed its registration statement on Form ADV with the SEC on November 12, 2013 and its registration became effective on November 18, 2013.

Valuation Process – In General (Page 32)

Comment #18

This section states that the Adviser will provide the board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, and that “to the extent deemed necessary by the Adviser,” the independent trustees will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.” Please revise to make clear that the board of trustees is ultimately responsible for all securities’ valuations.

Response #18

The Fund has revised the Registration Statement in response to the above comment. Please see page 38 of Amendment No. 1.

Purchasing Shares (page 41)

U.S. Securities and Exchange Commission

January 6, 2014

Comment #19

This section states that purchase and sales orders will be priced at the appropriate prices next computed after it is received by a Financial Intermediary and accepted by the Fund. First, please delete from this section references to sales by investors, because repurchases of Fund shares is discussed on Page 34 of the prospectus. Second, please replace “accepted” with “received.” See Rule 23c-3(b)(7)(iii).

Response #19

The Fund has revised the Registration Statement in response to the above comment. Please see page 46 of Amendment No. 1.

STATEMENT OF ADDITIONAL INFORMATION

Involuntary Redemptions (Page 10)

Comment #20

This section explains that the Fund may repurchase shares of any shareholder pursuant to certain circumstances. Please provide us with an explanation of the legal basis for such repurchases. See generally Section 23(c) of the Investment Company Act.

Response #20

The Fund notes that this section has been deleted from the registration statement.

Portfolio Manager (Page 16)

Comment #21

Please disclose the information for the Fund’s portfolio manager required by Item 21 of Form N-2.

Response #21

The Fund has revised the Registration Statement in response to the above comment. Please see pages 19-20 of the Statement of Additional Information of Amendment No. 1.

GENERAL COMMENTS

Comment #22

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

U.S. Securities and Exchange Commission

January 6, 2014

Response #22

The Fund acknowledges the Staff’s comment.

Comment #23

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response #23

If the Fund omits certain information from the form of prospectus included in the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, the Fund will identify the omitted information and provide it to the Staff supplementally before filing the final pre-effective amendment.

Comment #24

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response #24

The Fund does not intend to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Comment #25

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response #25

The Fund confirms that Amendment No. 1 is being filed at the same time as this letter to reflect changes made to the Registration Statement in response to the Staff’s comments.

U.S. Securities and Exchange Commission

January 6, 2014

Comment #26

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response #26

The Fund acknowledges the Staff’s comment. The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Form N-2; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

Cc:	Daniel Wildermuth, Wildermuth Endowment Strategy Fund Carol Wildermuth, Wildermuth Endowment Strategy Fund John Grady, Realty Capital Securities, LLC